Exhibit 99.3
SONICWALL, INC.
STOCK OPTION ASSUMPTION AGREEMENT
Dear [Name]:
As you know, on February 22, 2006 (the “Closing Date”) SonicWALL, Inc. (“SonicWALL”) acquired MailFrontier Inc. (“MailFrontier”) (the “Acquisition”) pursuant to the Agreement and Plan of Merger by and among SonicWALL, Inc., Meridian Acquisition Corp. and MailFrontier dated February 7, 2006 (the “Merger Agreement”). On the Closing Date you held one or more outstanding options to purchase shares of MailFrontier common stock granted to you under the MailFrontier 2002 Stock Plan (the “Plan”). Pursuant to the Merger Agreement, on the Closing Date SonicWALL assumed all obligations of MailFrontier under your outstanding option (or options). This Stock Option Assumption Agreement (the “Agreement”) evidences the terms of SonicWALL’s assumption of an option (or options) to purchase MailFrontier common stock granted to you under the Plan (the “MailFrontier Option”), and documented by a stock option agreement (or stock option agreements) and any amendment(s) entered into by and between you and MailFrontier (the “Option Agreement(s)”), including the necessary adjustments for assumption of the MailFrontier Option(s) that are required by the Acquisition.
The table below summarizes your MailFrontier Option(s) immediately before and after the Acquisition:

MAILFRONTIER OPTION				ASSUMED OPTION
Grant Date	Option Type	MailFrontier Shares	Exercise Price per	No. of Shares of	Exercise Price
			Share	Stock	per Share

The post-Acquisition adjustments are based on the Option Exchange Ratio of .12824127744528 (as determined in accordance with the terms of the Merger Agreement) and are intended to: (i) assure that the total spread of your assumed MailFrontier Option(s) (i.e., the difference between the aggregate fair market value and the aggregate exercise price) does not exceed the total spread that existed immediately prior to the Acquisition; (ii) to preserve, on a per share basis, the ratio of exercise price to fair market value that existed immediately prior to the Acquisition and (iii) to the extent applicable and allowable by law, to retain incentive stock option (“ISO”) status under federal tax laws. The number of shares of SonicWALL common stock subject to your assumed MailFrontier Option(s) was determined by multiplying the Option Exchange Ratio by the number of shares remaining subject to your MailFrontier Option(s) on the Closing Date and rounding the resulting product down to the next whole number of shares of SonicWALL common stock. The exercise price per share of your assumed MailFrontier Option(s) was determined by dividing the exercise price per share of your MailFrontier Option(s) by the Option Exchange Ratio and rounding the resulting quotient up to the next whole cent.
Example: Assume you held an option to purchase 10,000 shares of MailFrontier common stock with an exercise price of $.20 per share. The number of shares of SonicWALL common stock that would subject to your assumed option would be 1282 (10,000 x .12824127744528) after rounding down and the exercise price of your assumed option would be $1.56 ($.20/.12824127744528) after rounding up.

Unless the context otherwise requires, any references in the Plans and the Option Agreement(s) to: (i) the “Company” or the “Corporation” means SonicWALL, (ii) “Stock,” “Common Stock” or “Shares” means shares of SonicWALL common stock, (iii) the “Board of Directors” or the “Board” means the Board of Directors of SonicWALL and (iv) the “Committee” means the Compensation Committee of the Board of Directors of SonicWALL. All references in the Option Agreement(s) and the Plans relating to your status as an employee of MailFrontier will now refer to your status as an employee of SonicWALL or any present or future SonicWALL subsidiary.
The vesting commencement date, vesting schedule and expiration date of your assumed MailFrontier Option(s) remain the same as set forth in the Option Agreement(s), but the number of shares subject to each vesting installment and the exercise price per share have been adjusted to reflect the effect of the Acquisition. Prior to assumption, your MailFrontier Option(s) may have been eligible to be exercised prior to the vesting date of the option(s) with the underlying shares then being subject to a right of repurchase which lapsed upon vesting know as an “early exercise”. Your assumed MailFrontier Option will no longer be eligible for early exercise and may only be exercised after it has become vested. All other provisions which govern either the exercise or the termination of your assumed MailFrontier Option(s) remain the same as set forth in the Option Agreement(s), and the provisions of the Option Agreement(s) (except as expressly modified by this Agreement and the Acquisition) will govern and control your rights under this Agreement to purchase shares of SonicWALL common stock. Upon termination of your employment with SonicWALL you will have the limited post-termination exercise period specified in your Option Agreement(s) for your assumed MailFrontier Option(s) to the extent vested and outstanding at the time of termination after which time your assumed MailFrontier Option(s) will expire and NOT be exercisable for SonicWALL common stock.
To exercise your assumed MailFrontier Option(s), you must utilize one of SonicWALL’s designated brokers.
Nothing in this Agreement or the Option Agreement(s) interferes in any way with your right and SonicWALL’s right, which rights are expressly reserved, to terminate your employment at any time for any reason. Future options, if any, you may receive from SonicWALL will be governed by the terms of the SonicWALL stock option plan under which such options are granted, and such terms may be different from the terms of your assumed MailFrontier Option(s). Please sign and date this Agreement and, by March ___, 2006, return it to SonicWALL at the following address:
SonicWALL, Inc.
1143 Borregas Avenue
Sunnyvale, CA 94089
Attn: Stock Administration
[SIGNATURE PAGE FOLLOWS]

Until your fully executed Acknowledgment (attached to this Agreement) is received by SonicWALL’s Stock Administration Department your SonicWALL account will not be activated. If you have any questions regarding this Agreement or your assumed MailFrontier Option(s), please call (408) 745-9600 and ask for Stock Administration.

SONICWALL, INC.
By:

[ACKNOWLEDGMENT PAGE FOLLOWS]

ACKNOWLEDGMENT
      The undersigned acknowledges receipt of the foregoing Stock Option Assumption Agreement and understands and agrees that all rights and liabilities with respect to the assumed MailFrontier Option(s) listed on the table above are hereby assumed by SonicWALL and are as set forth in the Option Agreement(s) for such assumed MailFrontier Option(s), the Plans and this Stock Option Assumption Agreement and agree to the terms as set forth in such Stock Option Assumption Agreement.

DATED: , 2006

- OPTIONEE
Address:

Taxpayer ID No.:
ATTACHMENTS
Exhibit A — Form S-8 Prospectus